                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 7)*


                                  Newcor, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   651186108
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                                 (CUSIP Number)

EXX INC.                              David A. Segal                 COPY TO:       Thomas A. Litz, Esq.
1350 East Flamingo Road               1350 East Flamingo Road                       Thompson Coburn LLP
Suite 689                             Suite 689                                     One Firstar Plaza
Las Vegas, Nevada 89119               Las Vegas, Nevada 89119                       St. Louis, Missouri 63101
(702) 598-3223                        (702) 598-3223                                (314) 552-6000

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 July 23, 2001
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

-------------------                                           -----------------
CUSIP No. 651186108                                           Page 2 of 7 Pages
          ---------
-------------------                                           -----------------
                                 SCHEDULE 13D

======== ======================================================================
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EXX INC.
======== ======================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /

======== ======================================================================
3        SEC USE ONLY

======== ======================================================================
4        SOURCE OF FUNDS*
         WC
======== ======================================================================
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /
======== ======================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada
======== ======================================================================
                     7     SOLE VOTING POWER
                           - 0 -
   NUMBER OF         ===== ====================================================
    SHARES           8     SHARED VOTING POWER
 BENEFICIALLY              1,545,794
   OWNED BY          ===== ====================================================
    EACH             9     SOLE DISPOSITIVE POWER
  REPORTING                - 0 -
   PERSON            ===== ====================================================
    WITH             10    SHARED DISPOSITIVE POWER
                           1,545,794
======== ======================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,545,794
======== ======================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
======== ======================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.23%
======== ======================================================================
14       TYPE OF REPORTING PERSON*
         CO
======== ======================================================================

-------------------                                           -----------------
CUSIP No. 651186108                                           Page 3 of 7 Pages
          ---------
-------------------                                           -----------------


                                 SCHEDULE 13D

======== ======================================================================
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David A. Segal
======== ======================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /
======== ======================================================================
3        SEC USE ONLY

======== ======================================================================
4        SOURCE OF FUNDS*
         PF
======== ======================================================================
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /
======== ======================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
======== ======================================================================
                     7     SOLE VOTING POWER
                           - 0 -
   NUMBER OF         ===== ====================================================
    SHARES           8     SHARED VOTING POWER
 BENEFICIALLY              1,545,794
   OWNED BY          ===== ====================================================
    EACH             9     SOLE DISPOSITIVE POWER
  REPORTING                - 0 -
   PERSON            ===== ====================================================
    WITH             10    SHARED DISPOSITIVE POWER
                           1,545,794
======== ======================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,545,794
======== ======================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
======== ======================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.23%
======== ======================================================================
14       TYPE OF REPORTING PERSON*
         IN
======== ======================================================================

-------------------                                           -----------------
CUSIP No. 651186108                                           Page 4 of 7 Pages
          ---------
-------------------                                           -----------------

ITEM 1.  SECURITY AND ISSUER:

     No change.


ITEM 2.  IDENTITY AND BACKGROUND:

     This Schedule 13D is being filed by EXX INC., a Nevada corporation ("EXX"), and David A. Segal, Chairman and Chief Executive Officer of EXX. As a result of the transactions reported hereby, Mr. Segal no longer directly holds any shares of Newcor, Inc. ("Newcor") common stock, $1.00 par value (the "Newcor Common Stock"). However, Mr. Segal may be deemed to be a controlling shareholder of EXX. Therefore, Mr. Segal may be deemed to be the indirect beneficial owner of the shares of Newcor Common Stock reported herein.

     EXX is a holding company engaged in the production and sale of electric motors sold to a variety of industries, cable pressurization and monitoring equipment for the telecommunications industry and toys. The principal business address of EXX is 1350 East Flamingo Road, Suite 689, Las Vegas, Nevada 89119.

     EXX and its officers and directors, including Mr. Segal, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Segal is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     EXX purchased the shares of Newcor Common Stock reported hereby using cash on hand.


ITEM 4.  PURPOSE OF TRANSACTION:

     As part of its overall business strategy, EXX has historically identified and acquired or invested in underperforming or distressed businesses with a view to utilizing its turnaround strategies and expertise to improve operations and financial performance of the business, resulting in an increase in value. Consistent with such strategy, EXX has purchased and held the shares of Newcor Common Stock reported hereby. EXX currently intends to utilize the Newcor Common Stock reported by it to participate in a turnaround of Newcor's recent financial performance.

-------------------                                           -----------------
CUSIP No. 651186108                                           Page 5 of 7 Pages
          ---------
-------------------                                           -----------------

     On July 23, 2001, EXX entered into Stock Purchase Agreements with Jerry
D. Campbell, James D. Cirar, Shirley E. Gofrank, William A. Lawson and Richard A. Smith, each directors of Newcor, pursuant to which EXX purchased an aggregate of 679,994 shares of Newcor Common Stock. Simultaneously, EXX purchased 24,000 shares of Newcor Common Stock from David A. Segal. As a result of these purchases, EXX owns 1,545,794 shares, or 31.23%, of the Newcor Common Stock. Pursuant to the terms of the Stock Purchase Agreements, Mr. Campbell, Mr. Cirar, Ms. Gofrank, Mr. Lawson and Mr. Smith resigned from the Board of Directors of Newcor effective as of July 23, 2001. That same day, another director, Jack R. Lousma, resigned from the Board of Directors. In place of the resigning directors, Jerry Fishman, Norman Perlmutter and Frederic Remington, each directors of EXX, were appointed as directors of Newcor. Mr. Segal continues to be a director of Newcor.

     On July 23, 2001, Newcor amended its Rights Agreement and its Agreement with EXX and David A. Segal to permit EXX and Mr. Segal to beneficially own up to 34.9% of Newcor Common Stock.

     Subject to availability at prices deemed favorable, EXX may continue to acquire additional shares of Newcor Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. EXX also may dispose of shares of Newcor Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

     Newcor from time to time has considered and will continue to review its options in terms of the sale of assets of one or more of its operating divisions or subsidiaries.

     Except as set forth above or elsewhere in this Schedule 13D, EXX and Mr. Segal have no oral or written agreements, understandings or arrangements for the purpose of acquiring, holding, voting or disposing of any securities of Newcor or otherwise with respect to Newcor. Although the foregoing represents the range of activities presently contemplated by EXX and Mr. Segal with respect to Newcor and the Newcor Common Stock, it should be noted that the possible activities of EXX and Mr. Segal are subject to change at any time. Except as set forth above or elsewhere in this Schedule 13D, EXX and Mr. Segal have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

     (a) EXX may be deemed to be the beneficial owner of 1,545,794 shares of Newcor Common Stock, representing 31.23% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of May 4, 2001. Mr. Segal does not own any shares of Newcor Common Stock in his own name but may be deemed to be the beneficial owner of the 1,545,794 shares of Newcor Common Stock owned by EXX. Mr. Segal disclaims beneficial ownership with respect to the 1,545,794 shares of Newcor Common Stock owned by EXX.

-------------------                                           -----------------
CUSIP No. 651186108                                           Page 6 of 7 Pages
          ---------
-------------------                                           -----------------

     (b) EXX and Mr. Segal may be deemed to share voting and dispositive power with respect to 1,545,794 shares of Newcor Common Stock, representing 31.23% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of May 4, 2001.

     (c) On July 23, 2001, pursuant to individual Stock Purchase Agreements with each of Jerry D. Campbell, James D. Cirar, Shirley E. Gofrank, William
A. Lawson and Richard A. Smith, EXX purchased 679,994 shares of Newcor Common Stock for $2.00 per share. Simultaneously, EXX purchased 24,000 shares of Newcor Common Stock from David A. Segal for $2.00 per share and, thereby, Mr. Segal ceased to own any shares of Newcor Common Stock in his own name.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     See the description of the Stock Purchase Agreements between EXX and each of Jerry D. Campbell, James D. Cirar, Shirley E. Gofrank, William A. Lawson, Richard A. Smith and David A. Segal contained in Item 4.

     On July 23, 2001, Newcor amended its Rights Agreement, dated as of January 12, 2000, and Newcor, EXX and David A. Segal amended their Agreement, dated February 14, 2001, to permit EXX and David A. Segal to beneficially own up to 34.9% of Newcor Common Stock.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 1 Form of Stock Purchase Agreement, dated July 23, 2001, filed as Exhibit 99(c) to Newcor's Current Report on Form 8-K dated July 31, 2001, is hereby incorporated herein by reference.

     Exhibit 2 Fourth Amendment to Rights Agreement, dated July 23, 2001, filed as Exhibit 99(a) to Newcor's Current Report on Form 8-K dated July 31, 2001, is hereby incorporated herein by reference.

     Exhibit 3     Amendment to Agreement, dated July 23, 2001, filed as
                   Exhibit 99(b) to Newcor's Current Report on Form 8-K dated July 31, 2001, is hereby incorporated herein by reference.

     Exhibit 4     Joint Filing Agreement.

-------------------                                           -----------------
CUSIP No. 651186108                                           Page 7 of 7 Pages
          ---------
-------------------                                           -----------------

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2001                  EXX INC.



                                       By:
                                          -----------------------------------
                                          David A. Segal, Chairman and Chief
                                          Executive Officer



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 2, 2001
                                       --------------------------------------
                                       David A. Segal

                                                                   EXHIBIT 4

                           JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  August 2, 2001

                                       EXX INC.



                                       By:
                                          -----------------------------------
                                          David A. Segal, Chairman and Chief
                                          Executive Officer




                                       --------------------------------------
                                       David A. Segal, Individually